May 15, 2015

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Bemis Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-05277

Dear Mr. Hiller:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated May 1, 2015.  Set forth below is the Staff’s comment contained in the letter followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2014

Management’s Discussion and Analysis, page 14

1.
We note there were various references to end-market categories in your fourth quarter earnings call on January 29, 2015, describing increases in revenue for some of these categories and decreases in revenue for others. Given the guidance in Item 303(a)(3)(i) of Regulation S-K, to describe significant components of revenues and expenses when necessary to an understanding of your results of operations, it is unclear why you have not disclosed more detailed information about your end-markets. For example, this would appear to encompass the revenues and costs of your U.S. and Global end-markets that are individually material. Please submit the revisions that you propose or explain to us why you believe that such information should not be provided to address this disclosure guidance. As part of your response, please also submit a table of 2014 and 2013 revenues and costs of goods sold for your U.S. and Global end-markets.

Response
In response to the Staff’s comment, in our future filings, beginning with our Form 10-K for the year ending December 31, 2015, we will provide tables showing the percentage of total segment sales for our end-market categories, and narrative explanations when appropriate, similar to the information provided below. We consider percentages to be the most relevant data points given the potential impact of currency fluctuations on sales revenue for our end-market categories.

U.S. Packaging	2014	2013
Meat & Cheese	35%	33%
Dairy & Liquid	18%	16%
Other	47%	51%
Total	100%	100%

•	Increased sales of meat & cheese packaging were primarily driven by improved price/mix as a result of our ongoing focus to sell more of these value-added flexible packaging products.

•
Increased sales of dairy & liquid packaging were driven by increased demand for our value-added products and improved price/mix, in line with our strategy to sell these innovative, value-added products.

Global Packaging:	2014	2013
Meat & Cheese	17%	16%
Dairy & Liquid	14%	14%
Healthcare (Medical Device & Pharmaceutical)	24%	23%
Other	45%	47%
Total	100%	100%

•	Increased sales of meat & cheese and healthcare packaging were driven by increased demand for our sophisticated, value-added products and improved price/mix, in line with our strategy.

The end-market categories disclosed above include those that most significantly impact our business and represent the target markets on which we are focused. The line-item labeled “Other” includes a wide variety of end-markets that consist of packaging solutions for applications such as bakery goods, beverages, confectionery and snack foods, dry foods, frozen foods, and lawn and garden products, and others. None of the end-market categories within “Other” are greater than 10 percent of the segment’s totals.

To the extent there are material changes to these percentages year over year, we would include narrative regarding the fluctuations similar in nature to the example above and consistent with the commentary that may be provided on earnings release calls. Additionally, to the extent that there are changes during the year that are materially different than our annual disclosure, we will provide explanations of the changes in our Form 10-Q.

The table above does not include cost information as we do not consolidate cost or profitability information (including cost of goods sold) by end-market categories. Remarks made by our CEO or CFO during earnings release calls may at times distinguish between relative margins for certain end-markets. These comments are based on qualitative information rather than quantitative financial data. Similar commentary will be included in our Form 10-K and /or Form 10-Q filings if considered material to investors.

Item 303(a)(3) of Regulation S-K requires the discussion of material trends necessary to an understanding of the Company's financial performance. We discuss those items that are material and helpful to an investor's understanding of our results. In future filings we will continue to discuss the specific factors that are material to understanding our results of operations, including relative sales revenue by appropriate end-market category.

STATEMENT

Bemis Company, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s comment.  If you have any questions, please contact the undersigned at (920) 527-5046.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

/s/ Michael B. Clauer
Michael B. Clauer, Vice President and Chief Financial Officer